SUB-ITEM 77Q1(b)

Caterpillar Investment Management Ltd. ("CIML") has proposed that Western Asset Management Company ("Western") serve as subadviser to the Preferred Fixed Income Fund ("Fund") and Western Asset Management Company Limited ("WAML," and together with Western, the "Western Companies") serve as tertiary adviser to the Fund. Western would serve pursuant to a subadvisory agreement with CIML (the "Subadviser Agreement"), and WAML would serve pursuant to a tertiary adviser agreement with Western (the "Tertiary Agreement," and together with the Subadviser Agreement, the "Proposed Agreements"). In order for Western and WAML to serve as subadviser and tertiary adviser, respectively, for the Fund, the Investment Company Act of 1940, as amended (the "1940 Act"), requires approval of each of the Proposed Agreements by both the Board of Trustees of The Preferred Group of Mutual Funds and the Fund's shareholders.